UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

SUPPORT.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

86858W200

(CUSIP Number)

210 Capital, LLC

Attention: Caryn Peeples

4514 Cole Avenue, Suite 1600

Dallas, Texas 75205

214-999-6082

with a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2289

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,909,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,909,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,909,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,909,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

OO; HC

3

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,909,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,909,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

OO; HC

4

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,909,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,909,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

CO; HC

5

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,909,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,909,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN; HC

6

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,909,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,909,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,909,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IN; HC

7

CUSIP No. 86858W200

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Support.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803.

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of:

(i)	210 Capital, LLC, a Delaware limited liability company (“210 Capital”);
(ii)	Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”);
(iii)	CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”);
(iv)	RHA Investments, Inc., a Texas corporation (“RHA Investments”);
(v)	Robert Alpert, a United States citizen; and
(vi)	C. Clark Webb, a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

210 Capital is the direct beneficial owner of 3,909,871 shares of the Issuer’s Common Stock covered by this Schedule 13D. 210 Capital is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities directly held by 210 Capital covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is 4514 Cole Avenue, Suite 1600, Dallas, Texas 75205.

(c) The principal business of 210 Capital is serving as a holding company and managing the investments of its subsidiaries. The principal business of each of RHA Partners and CCW Holdings is serving as a holding company and managing investments through partnerships and limited liability companies. The principal business of RHA Investments is serving as general partner of RHA Partners and managing its investments. The principal occupation of Mr. Alpert is serving as President and sole shareholder of RHA Investments. The principal occupation of Mr. Webb is serving as an investor and as sole member of CCW Holdings.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 86858W200

(f) The place of organization and/or citizenship of each Reporting Person is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Common Stock purchased by 210 Capital was purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a privately negotiated transaction at a purchase price of $1.85 per share of Common Stock. The aggregate purchase price of the 3,909,871 shares of Common Stock beneficially owned by the Reporting Persons is approximately $7.2 million.

Item 4.	Purpose of Transaction

The acquisition of the Issuer’s Common Stock by 210 Capital was for investment purposes.

Subscription Agreement

210 Capital entered into a Subscription Agreement with the Issuer, dated as of March 19, 2021 (the “Subscription Agreement”), pursuant to which 210 Capital agreed to purchase 3,909,871 shares of Common Stock (the “Purchased Shares”), for a purchase price of $1.85 per share and an aggregate purchase price of approximately $7.2 million.

Pursuant to the Subscription Agreement, the Issuer agreed to file a registration statement registering the resale of the Purchased Shares upon the earlier of (i) thirty (30) calendar days following the date of any termination of the Merger Agreement (as defined below) and (ii) December 31, 2021 (such earlier date, the “Trigger Date”) and to use its commercially reasonable efforts to have such registration statement declared effective no later than one hundred eighty (180) calendar days after the Trigger Date.

Pursuant to the Subscription Agreement, the Issuer further agreed, upon any termination of the Merger Agreement, within the earlier of (i) thirty (30) calendar days following the date of termination of the Merger Agreement and (ii) December 31, 2021, to increase the size of its board of directors (the “Board”) in order to elect or appoint two individuals designated by 210 Capital (each a “Purchaser Director”) to the Board to serve for a term expiring at the next annual meeting of the Issuer’s stockholders and until his or her successor is duly elected and qualified. At any annual meeting of the Issuer’s stockholders at which the term of any Purchaser Director shall expire, 210 Capital shall have the right to designate two individuals to the Board at such annual meeting for election to the Board. Upon the first day that 210 Capital no longer beneficially owns at least ten percent (10%) of the outstanding capital stock of the Issuer, but continues to own more than five percent (5%) of the outstanding capital stock of the Issuer, at the written request of the Board, one Purchaser Director shall immediately resign, and 210 Capital shall cause such Purchaser Director immediately to resign, from the Board effective as of such date. Upon the first day that 210 Capital no longer beneficially owns at least five percent (5%) of the outstanding capital stock of the Issuer, at the written request of the Board, all remaining Purchaser Directors shall immediately resign, and 210 Capital shall cause such Purchaser Directors immediately to resign, from the Board effective as of such date.

Pursuant to the Subscription Agreement, 210 Capital agreed that, until the later of (i) ninety (90) days after the first day on which no individual designated by 210 Capital serves on the Board and 210 Capital has no rights (or has irrevocably waived its right) to appoint individuals on serve on the Board and (ii) one year anniversary of the Subscription Agreement, without the prior written approval of the Board, 210 Capital or its permitted transferees will not, directly or indirectly, and will cause their affiliates not to:

(a) acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise, any equity securities or direct or indirect rights to acquire any equity securities of the Issuer, any securities convertible into or exchangeable for any such equity securities, any options or other derivative securities or contracts or instruments in any way related to the price of shares of Common Stock;

(b) other than to vote in favor of certain matters related to the consummation of the transactions contemplated by the Merger Agreement, make or in any way encourage or participate in any “solicitation” of “proxies” (whether or not relating to the election or removal of directors), as such terms are used in the rules of the SEC, to vote, or knowingly seek to advise or influence any person with respect to voting of, any voting securities of the Issuer or any of its subsidiaries, or call or seek to call a meeting of the Issuer’s stockholders or initiate any stockholder proposal for action by the Issuer’s stockholders, or seek election to or to place a representative on the Board or seek the removal of any director from the Board;

9

CUSIP No. 86858W200

(c) make any public announcement with respect to, or offer, seek, propose or indicate an interest in (in each case with or without conditions), any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization or purchase of more than 50% of the assets, properties or securities of the Issuer or any of its subsidiaries, or any other extraordinary transaction involving the Issuer or any of its subsidiaries or any of their respective securities, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other person regarding any of the foregoing;

(d) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, the Board or policies of the Issuer or any of its subsidiaries;

(e) make any proposal or statement of inquiry or disclose any intention, plan or arrangement inconsistent with any of the foregoing;

(f) advise, assist, knowingly encourage or direct any person to do, or to advise, assist, knowingly encourage or direct any other person to do, any of the foregoing;

(g) take any action that would require the Issuer to make a public announcement regarding the possibility of a transaction or any of the events described herein;

(h) enter into any agreements, arrangements or understandings with any third party (including security holders of the Issuer, but excluding, for the avoidance of doubt, 210 Capital or any permitted transferees of 210 Capital) with respect to any of the foregoing, including forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with any third party in connection with any of the foregoing;

(i) request the Issuer or any of its representatives, directly or indirectly, to amend or waive any provision of the foregoing; provided that 210 Capital shall not be prohibited from making a confidential request to the Issuer seeking an amendment or waiver of the foregoing, which the Issuer may accept or reject in its sole discretion, so long as any such request is made in a manner that does not require public disclosure thereof by any person; or

(j) contest the validity of the foregoing or make, initiate, take or participate in any demand, suit, action, proceeding, investigation or arbitration (legal or otherwise) or proposal to amend, waive or terminate any of the foregoing.

Until the one year anniversary of the Subscription Agreement, 210 Capital further agreed not to (i) transfer any of the Purchased Shares except (A) with the prior written consent of the Issuer or (B) in connection with receiving its consideration pursuant to the consummation of the transactions under the Merger Agreement; or (ii) make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a short sale of or the purpose of which is to offset the loss which results from a decline in the market price of, any shares of Common Stock, or otherwise establish or increase, directly or indirectly, a put equivalent position, as defined in Rule 16a-1(h) under the Exchange Act, with respect to the any Common Stock or any other capital stock of the Issuer. 210 Capital also agreed not to transfer any Purchased Shares representing five percent (5%) or more of the voting power of the Issuer to one person or group of affiliated or related persons, in one transaction or series of related transactions, without the prior written consent of the Issuer.

This Subscription Agreement shall terminate and all obligations of the parties thereunder shall terminate, upon the earlier to occur of (a) the consummation of the Merger (as defined in the Merger Agreement) in accordance with the Merger Agreement or (b) upon the mutual written agreement of the Issuer and 210 Capital.

10

CUSIP No. 86858W200

Contemporaneously with the execution and delivery of the Subscription Agreement, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, Greenidge Generation Holdings Inc. (“GGHI”) and GGH Merger Sub, Inc. (“Merger Sub”) (the “Merger Agreement”). At the Effective Time (as defined in the Merger Agreement), Merger Sub will merge (the “Merger”) with and into the Issuer, with the Issuer surviving the Merger as the surviving corporation and a wholly owned subsidiary of GGHI.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the contents of the Subscription Agreement, a copy of which is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Support Agreement

On March 19, 2021, 210 Capital entered into a Support Agreement (the “Support Agreement”) with GGHI in connection with the Merger Agreement. Pursuant to the Support Agreement, 210 Capital has agreed, among other things, to vote all of its Covered Shares (as defined in the Support Agreement) (i) in favor of the Merger and adoption of the Merger Agreement and any matters as to which the Issuer solicits proxies from stockholders in connection with consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) against any acquisition proposal and any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement or of 210 Capital under the Support Agreement. 210 Capital also granted an irrevocable proxy to GGHI in connection with the stockholder vote required pursuant to the Merger Agreement. The Support Agreement also contains certain standstill, non-solicitation and support provisions and restricts 210 Capital from, among other activities in respect of acquisition proposals, soliciting any acquisition proposals or engaging in negotiations with any person in respect of an acquisition proposal. The Support Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the time the Support Agreement is terminated by mutual written consent of GGHI and 210 Capital.

The foregoing summary of the Support Agreement is qualified in its entirety by the full text of the Form of Support Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Each of RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities directly held by 210 Capital covered by this Schedule 13D.

(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

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CUSIP No. 86858W200

210 Capital is the direct beneficial owner of 3,909,871 shares of the Issuer’s Common Stock covered by this Schedule 13D. 210 Capital has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer that it directly owns.

As members of 210 Capital, each of RHA Partners and CCW Holdings may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Capital. Neither RHA Partners nor CCW Holdings own any shares of Common Stock of the Issuer directly and each of RHA Partners and CCW Holdings disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Capital.

As sole member of CCW Holdings, Mr. Webb may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Capital. Mr. Webb does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Capital.

As general partner of RHA Partners, RHA Investments may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Capital. RHA Investments does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Capital.

As President and sole shareholder of RHA Investments, Mr. Alpert may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Capital. Mr. Alpert does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Capital.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Subscription Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 3,909,871 shares of Common Stock of the Issuer, representing approximately 16.6% of the 23,589,795 shares of Common Stock of the Issuer outstanding as of March 19, 2021, as determined by reference to the representation made by the Issuer in the Subscription Agreement plus the Purchased Shares.

210 Capital may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Support Agreement described in Item 4. Accordingly, such group may be deemed to include GGHI and the individuals and affiliated entities listed as signatory to the Support Agreement. 210 Capital disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GGHI.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share	Description of Transaction
March 19, 2021	210 Capital	3,909,871	$1.85(1)	Privately Negotiated Transaction

(1) Pursuant to the Subscription Agreement, 210 Capital acquired 3,909,871 shares of Common Stock for a purchase price of approximately $7.2 million.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

12

CUSIP No. 86858W200

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated as of March 29, 2021 (filed herewith).
99.2	Subscription Agreement, dated as of March 19, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 22, 2021).
99.3	Form of Support Agreement, dated as of March 19, 2021 (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 22, 2021).

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CUSIP No. 86858W200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2021

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert
Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

14